Exhibit 99.29

Management's Discussion and Analysis

For the three months ended March 31, 2021

Table of Contents

OVERVIEW	3
Company Overview	3
Change in presentation currency	3
RECENT EVENTS	3
FINANCIAL POSITION	4
Balance Sheet Review	4
Liquidity Outlook	4
SUBSEQUENT EVENTS	4

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis (“MD&A”) of i-80 Gold Corp. (the “Company” or “i-80 Gold”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 and the notes thereto. The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all amounts discussed herein are denominated in United States dollars (“USD”). This MD&A was prepared as of May 11, 2021 and all information is current as of such date. Readers are encouraged to read Premier Gold Mines Limited (“Premier”) public information filings on SEDAR at www.sedar.com.

This discussion provides management's analysis of the Company’s historical financial and operating results and provides estimates of future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

OVERVIEW

Company Overview

The Company was incorporated on November 10, 2020 under the laws of the Province of British Columbia, Canada. The Company was a wholly-owned subsidiary of Premier Gold Mines Limited whose common shares were listed on the Toronto Stock Exchange (“TSX”) under the symbol PG and whose head office is located at Suite 200, 1100 Russell Street, Thunder Bay, Ontario, P7B 5N2. The Company’s registered office is Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Change in presentation currency

On January 1, 2021, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with other publicly traded businesses in the mining industry.

The Company reviewed the guidance in IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, and has determined that applying the change to USD presentation currency retrospectively does not result in a restatement of the comparative financial information.

RECENT EVENTS

Plan of Arrangement with Equinox Gold Corp.

On December 16, 2020, Premier, Equinox Gold Corp. ("Equinox Gold") and the Company entered into a definitive arrangement agreement (the "Agreement") whereby Equinox Gold will acquire all of the outstanding shares of Premier by way of a plan of arrangement (the "Transaction"). Under the Transaction, Premier will transfer its ownership interest in its 100% wholly-owned subsidiary Premier Gold Mines USA Inc. ("Premier USA") to the Company in consideration for shares of the Company, so that the Company will become the indirect owner of the U.S. gold projects currently owned by Premier through Premier USA (the "Premier USA Ownership Interests"). Following the transfer of the Premier USA Ownership Interests to the Company, Premier will distribute 70% of the issued and outstanding shares of the Company to Premier shareholders pursuant to the Transaction, while Equinox Gold (through its 100% ownership in Premier) will hold approximately 30% of the issued and outstanding shares of the Company upon completion of the Transaction. The Transaction closed on April 7, 2021, as further described in Note 1 of the March 31, 2021 unaudited condensed consolidated interim financial statements.

On February 23, 2021, Premier's securityholders voted to approve the Arrangement as described in Note 3 of the audited consolidated financial statements for the year ended December 31, 2020. By approving the Arrangement, Premier securityholders also approved the spin-out to its shareholders shares of i-80 Gold.

On March 18, 2021, Premier announced that i-80 Gold completed its private placement offering of 30,914,614 subscription receipts of i-80 Gold at a subscription price of C$2.60 per subscription receipt for aggregate gross proceeds of approximately C$80.4 million. The i-80 Gold offering was conducted on a marketed private placement basis through a syndicate of agents led by CIBC World Markets Inc., and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc.

Concurrently with the i-80 Gold offering, Equinox Gold had advanced to the Company a $20.75 million bridge loan that was used by for the purposes of making a $20.75 million cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The loan matured and was repaid within 10 banking days following the closing of the Arrangement in accordance with the agreement.

On March 29, 2021, Premier announced that the Federal Economic Competition Commission in Mexico (COFECE) has granted approval of the proposed Arrangement with Equinox Gold. Additionally, the Toronto Stock Exchange has conditionally approved the listing of the common shares of i-80 Gold in connection with the Transaction.

Osgood Mining Company LLC Acquisition Agreement

On August 10, 2020, Premier together with Premier USA announced that it had entered into a definitive purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Getchell Project in the Getchell gold belt near Winnemucca, Nevada (“Getchell” or the “Getchell Project”) for consideration consisting of $23 million in cash and $27 million in common shares of the Company, plus contingent value rights and warrants.

Upon completion of the Transaction, Getchell is 100% held by Premier USA and becomes one of its core Nevada assets in conjunction with the spin-off of Premier’s U.S. assets as further described in Note 1 of the March 31, 2021 unaudited condensed consolidated interim financial statements.

FINANCIAL POSITION

Balance Sheet Review

Assets

Funds held in escrow at March 31, 2021 of $43.7 million are the net subscription receipts placed into escrow on March 18, 2021 pending the closing of the financing transaction discussed above. The amount includes all subscription receipts excluding Equinox Gold’s 30% subscription which was covered through the loan provided to the Company for the Osgood deposit. 50% of the commission payable and agency fees were deducted from the receipts and have been recorded as deferred financing costs. The non-refundable fees will be recorded as share issue costs on the closing of the financing. The funds were released to i-80 Gold from escrow on April 7, 2021 when the Transaction closed.

The receivable from related party of $20.8 million is an advance to Premier USA in order to satisfy an additional deposit of the same amount on the Osgood acquisition. The advance was funded through the loan from Equinox Gold discussed above and shown as a loan payable at March 31, 2021. The receivable from Premier USA is a non-interested bearing advance with no set repayment terms.

Liabilities

Subscription receipts payable of $44.7 million are classified as a liability until the Transaction and related financing closed on April 7, 2021 at which time the subscriptions receipts were converted to equity.

The loan payable to Equinox of $20.8 million bears interest at the rate of 5% and was repaid with a combination of subscription receipts of $19.2 million on April 7, 2021 and cash for the remaining balance including accrued interest.

Equity

Upon incorporation the Company issued 1 fully paid and non-assessable common share to Premier for $1 cash and $1 share capital.

Liquidity Outlook

The Company completed an equity financing to support the ongoing U.S. operations on March 18, 2021 that was settled on the close of the spin-off transaction on April 7, 2021. The financing along with the ongoing U.S. operations cash flow is expected to provide sufficient funds for the foreseeable future.

Equity

The Company is authorized to issue unlimited common stock without par value and of which 1 was outstanding at March 31, 2021 and December 31, 2020 and 182,162,977 at the date of this report, May 11, 2021.

SUBSEQUENT EVENTS

Plan of Arrangement with Equinox Gold

The Transaction as further described above closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and 0.4 of a share of the Company for each Premier share held.

Following the completion of its spin-out from Premier by way of the plan of arrangement completed on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the Toronto Stock Exchange (“TSX”). Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

Getchell Project

On April 15, 2021, the Company, together with Premier Gold Mines USA Inc. completed the purchase agreement with affiliates of Waterton to acquire from Waterton all of the outstanding membership interests of Osgood, as further described in Note 3 of the audited consolidated financial statements at December 31, 2020. Consideration paid to Waterton consisted of (i) $23 million in cash, (ii) 13,036,846 common shares of i-80 Gold, (iii) warrants to purchase 12,071,152 common shares of i-80 Gold, with an exercise price $3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of $5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

Financing Agreements

Also in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company has agreed to sell, and Orion has agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the McCoy-Cove Project, and the Getchell Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the Main Stream Area, and (ii) 50% of the refined silver from the Exploration Stream Area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

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